  UNITED STATES
  SECURITIES AND EXCHANGE COMMISSION
  Washington, D.C. 20549

  SCHEDULE 13D

Under the Securities Exchange Act of 1934

Green Earth Technologies, Inc.
(Name of Issuer)

Common Stock, $0.001 Par Value Per Share
(Title of Class of Securities)

39303R102
(CUSIP Number)

Michael J.W. Rennock
Steptoe & Johnson LLP
1114 Avenue of the Americas
New York NY 10036
(212) 506-3900
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 30, 2014
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

________________________________________

CUSIP No. 39303R102

  1. Names of Reporting Persons.
Douglas Von Allmen

  2. Check the Appropriate Box if a Member of a Group (See Instructions)
    (a) [X]
    (b) [ ]

  3. SEC Use Only

  4. Source of Funds (See Instructions)
PF

  5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)     [ ]

  6. Citizenship or Place of Organization
United States

Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With 7. Sole Voting Power
5,914,517

 8. Shared Voting Power
34,250,379

 9. Sole Dispositive Power
5,914,517

 10. Shared Dispositive Power
34,250,379

  11. Aggregate Amount Beneficially Owned by Each Reporting Person
40,164,896

  12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares    [ ]

  13. Percent of Class Represented by Amount in Row (11)
11.4%

  14. Type of Reporting Person
IN

CUSIP No. 39303R102

  1. Names of Reporting Persons.
Linda Von Allmen

  2. Check the Appropriate Box if a Member of a Group (See Instructions)
    (a) [X]
    (b) [ ]

  3. SEC Use Only

  4. Source of Funds (See Instructions)
PF

  5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)     [ ]

  6. Citizenship or Place of Organization
United States

Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With 7. Sole Voting Power
0

 8. Shared Voting Power
34,250,379

 9. Sole Dispositive Power
0

 10. Shared Dispositive Power
34,250,379

  11. Aggregate Amount Beneficially Owned by Each Reporting Person
34,250,379

  12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares    [ ]

  13. Percent of Class Represented by Amount in Row (11)
9.7%

  14. Type of Reporting Person
IN

CUSIP No. 39303R102

  1. Names of Reporting Persons.
D&L Partners, L.P.

  2. Check the Appropriate Box if a Member of a Group (See Instructions)
    (a) [X]
    (b) [ ]

  3. SEC Use Only

  4. Source of Funds (See Instructions)
AF

  5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)     [ ]

  6. Citizenship or Place of Organization
United States

Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With 7. Sole Voting Power
34,250,379

 8. Shared Voting Power
0

 9. Sole Dispositive Power
34,250,379

 10. Shared Dispositive Power
0

  11. Aggregate Amount Beneficially Owned by Each Reporting Person
34,250,379

  12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares   [ ]

  13. Percent of Class Represented by Amount in Row (11)
9.7%

  14. Type of Reporting Person
PN

CUSIP No. 39303R102

  1. Names of Reporting Persons.
D&L Management Corp.

  2. Check the Appropriate Box if a Member of a Group (See Instructions)
    (a) [X]
    (b) [ ]

  3. SEC Use Only

  4. Source of Funds (See Instructions)
AF

  5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)     [ ]

  6. Citizenship or Place of Organization
United States

Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With 7. Sole Voting Power
34,250,379

 8. Shared Voting Power
0

 9. Sole Dispositive Power
34,250,379

 10. Shared Dispositive Power
0

  11. Aggregate Amount Beneficially Owned by Each Reporting Person
34,250,379

  12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares    [ ]

  13. Percent of Class Represented by Amount in Row (11)
9.7%

  14. Type of Reporting Person
CO

Item 1.  Security and Issuer

This Schedule 13D relates to the Common Stock, par value $0.001 per share (the "Common Stock"), of Green Earth Technologies, Inc., a Delaware corporation (the "Issuer").  The principal executive office of the Issuer is located at 1136 Celebration Boulevard, Celebration, Florida 34747.

Item 2.   Identity and Background

(a)-(c) and (f) The names of the persons filing this statement on Schedule 13D (the "Reporting Persons") are:

Douglas Von Allmen, a United States Citizen;

Linda Von Allmen, a United States Citizen;

D&L Partners, L.P., a Delaware limited partnership ("D&L Partners"); and

D&L Management Corp., a Delaware corporation ("D&L Management").

The Shares reported herein are owned directly by D&L Partners, Mr. Von Allmen and FWD, LLC.  D&L Management is the general partner of D&L Partners, and thus may be deemed to beneficially own the Common Stock held by D&L Partners.  Mr. Von Allmen and Mrs. Von Allmen are the controlling shareholders of D&L Management and thus may be deemed to beneficially own the Common Stock beneficially owned by D&L Management.  Mr. Von Allmen owns 33.33% of FWD, LLC and thus may be deemed to beneficially own 33.33% of the Common Stock beneficially owned by FWD, LLC.  Each Reporting Person disclaims beneficial ownership of all Common Stock reported herein other than the Shares (if any) held directly by such Reporting Person.

The principal business of D&L Partners is to act as an investment vehicle for Mr. Von Allmen and Mrs. Von Allmen.  The principal business of D&L Management is to act as the general partner of D& L Partners.  Mr. Von Allmen is retired.  Mrs. Von Allmen does not have a principal occupation.  The principal office, business address or residence of each Reporting Person is 9 Isla Bahia, Fort Lauderdale, Florida 33316.

(d)-(e)          During the last five years, none of the Reporting Persons have been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The corporate Reporting Persons do not have any directors or executive officers other than Mr. Von Allmen and Mrs. Von Allmen.

Item 3.  Source and Amount of Funds or Other Consideration.

On the date of this Schedule 13D, the Reporting Persons are the beneficial owners of a total of 34,250,379 shares of Common Stock of the Issuer.  Of such 34,250,379 shares of Common Stock owned by the Reporting Persons, (i) 12,398,241 shares of Common Stock were acquired by the Reporting Persons upon the conversion of interest amounts due under the "Debentures" (as defined and described below); (ii) 5,079,411 shares of Common Stock are issuable upon the exercise in full of the "Warrants" (as described below); and (iii) 16,772,727 shares of Common Stock are issuable upon the exercise in full of the conversion of the principal amounts due under the Debentures.  The source and amount of funds (excluding fees and expenses) used by the Reporting Persons was from personal funds of Mr. Von Allmen and Mrs. Von Allmen.

On the date of this Schedule 13D, Mr. Von Allmen is the beneficial owner of a total of 5,914,517 shares of Common Stock of the Issuer.  Of such 5,914,517 shares of Common Stock owned by Mr. Von Allmen, (i) 5,100,130 shares of Common stock were acquired by Mr. Von Allmen in September 2014 when FWD, LLC purchased the shares from Techtronics Industries North America Inc.; (ii) 175,498 shares of Common stock were acquired by Mr. Von Allmen upon the conversion of interest amounts due under the "FWD Debenture" (as defined and described below); (iii) 555,556 shares of Common Stock are issuable to Mr. Von Allmen upon the exercise in full of the conversion of the principal amounts due under the FWD Debenture; and (iv) 83,333 shares of Common Stock are issuable to Mr. Von Allmen upon the full exercise of the "FWD Warrant"  (as defined and described below).  The source and amount of funds (excluding fees and expenses) used by Mr. Von Allmen were from his personal funds.

Warrants
On October 4, 2012, the Issuer issued to D&L Partners a warrant, which is exercisable immediately and entitles D&L Partners to purchase up to 2,941,176 shares of Common Stock at an exercise price of $0.21 per share, subject to certain anti-dilution and other customary adjustments provided under the warrant.  The warrant expires on December 31, 2017.
On March 28, 2013, the Issuer issued to D&L Partners a warrant, which is exercisable immediately and entitles D&L Partners to purchase up to 1,838,235 shares of Common Stock at an exercise price of $0.21 per share, subject to certain anti-dilution and other customary adjustments provided under the warrant.  The warrant expires on March 31, 2018.
On May 14, 2014, the Issuer issued to D&L Partners a warrant, which is exercisable immediately and entitles D&L Partners to purchase up to 175,000 shares of Common Stock at an exercise price of $0.21 per share, subject to certain anti-dilution and other customary adjustments provided under the warrant.  The warrant expires on March 31, 2019.
On December 31, 2014, the Issuer issued to D&L Partners a Warrant, which is exercisable immediately and entitles D&L Partners to purchase up to 125,000 shares of Common Stock at an exercise price of $0.21 per share, subject to certain anti-dilution and other customary adjustments provided under the warrant.  The warrant expires on March 31, 2019.

Secured Convertible Debentures

D&L Partners holds: (i) a 6% secured convertible debenture issued by Issuer on October 2, 2012, in an original principal amount of $1,000,000, with an conversion price of $0.17 and a maturity date of March 31, 2018; (ii) a 6% secured convertible debenture issued by Issuer on March 28, 2013, in an original principal amount of $625,000, with a conversion price of $0.17 and a maturity date of March 31, 2018; (iii) a 6% secured convertible debenture issued by Issuer on March 11, 2015, in an original principal amount of $50,000, with a conversion price of $0.06 and a maturity date of March 31, 2018; and (iv) a 6% secured convertible debenture issued by Issuer on May 14, 2015, in an original principal amount of $70,000, with a conversion price of $0.06 and a maturity date of March 31, 2018 (cumulatively, the "Debentures").  Each of the Debentures is subject to certain anti-dilution and other customary adjustments provided under the documents.

On December 31, 2012, the Reporting Persons acquired 75,506 shares of common stock of the Issuer upon payment in kind for $14,667.00 in interest on the Debentures.  This portion of the Debentures was exchanged at a rate of $0.194 per share of Common Stock of the Issuer.

On March 31, 2013, the Reporting Persons acquired 117,349 shares of common stock of the Issuer upon payment in kind for $23,229.00 in interest on the Debentures.  This portion of the Debentures was exchanged at a rate of $0.198 per share of Common Stock of the Issuer.

On June 30, 2013, the Reporting Persons acquired 172,228 shares of common stock of the Issuer upon payment in kind for $24,645.84 in interest on the Debentures.  This portion of the Debentures was exchanged at a rate of $0.143 per share of Common Stock of the Issuer.

On September 30, 2013, the Reporting Persons acquired 176,714 shares of common stock of the Issuer upon payment in kind for $24,916.68 in interest on the Debentures.  This portion of the Debentures was exchanged at a rate of $0.141 per share of Common Stock of the Issuer.

On December 31, 2013, the Reporting Persons acquired 350,939 shares of common stock of the Issuer upon payment in kind for $24,916.68 in interest on the Debentures.  This portion of the Debentures was exchanged at a rate of $0.071 per share of Common Stock of the Issuer.

On March 31, 2014, the Reporting Persons acquired 195,000 shares of common stock of the Issuer upon payment in kind for $24,374.99 in interest on the Debentures.  This portion of the Debenture was exchanged at a rate of $0.125 per share of Common Stock of the Issuer.

On June 30, 2014, the Reporting Persons acquired 308,073 shares of common stock of the Issuer upon payment in kind for $24,645.83 in interest on the Debentures.  This portion of the Debenture was exchanged at a rate of $0.080 per share of Common Stock of the Issuer.

On September 30, 2014, the Reporting Persons acquired 380,407 shares of common stock of the Issuer upon payment in kind for $24,916.67 in interest on the Debentures.  This portion of the Debenture was exchanged at a rate of $0.066 per share of Common Stock of the Issuer.

On December 31, 2014, the Reporting Persons acquired 579,457 shares of common stock of the Issuer upon payment in kind for $24,916.67 in interest on the Debentures.  This portion of the Debentures was exchanged at a rate of $0.043 per share of Common Stock of the Issuer.

On March 31, 2015, the Reporting Persons acquired 348,227 shares of common stock of the Issuer upon payment in kind for $24,550.00 in interest on the Debentures.  This portion of the Debentures was exchanged at a rate of $0.070 per share of Common Stock of the Issuer.

On June 30, 2015, the Reporting Persons acquired 476,193 shares of common stock of the Issuer upon payment in kind for $25,952.50 in interest of the Debentures.  This portion of the Debentures was exchanged at a rate of $0.054 per share of Common Stock of the Issuer.

On September 30, 2015, the Reporting Persons acquired 1,337,834 shares of common stock of the Issuer upon payment in kind for $26,756.67 in interest of the Debentures.  This portion of the Debentures was exchanged at a rate of $0.020 per share of Common Stock of the Issuer.

On December 31, 2015, the Reporting Persons acquired 2,229,722 shares of common stock of the Issuer upon payment in kind for $26,756.67 in interest of the Debentures.  This portion of the Debentures was exchanged at a rate of $0.012 per share of Common Stock of the Issuer.

On March 31, 2016, the Reporting Persons acquired 1,392,938 shares of common stock of the Issuer upon payment in kind for $26,465.83 in interest of the Debentures.  This portion of the Debentures was exchanged at a rate of $0.019 per share of Common Stock of the Issuer.

On June 30, 2016, the Reporting Persons acquired 1,825,229 shares of common stock of the Issuer upon payment in kind for $26,465.83 in interest of the Debentures.  This portion of the Debentures was exchanged at a rate of of $0.015 per share of Common Stock of the Issuer.

On September 30, 2016, the Reporting Persons acquired 2,432,425 shares of common stock of the Issuer upon payment in kind for $26,756.67 in interest of the Debentures.  This portion of the Debentures was exchanged at a rate of $0.011 per share of Common Stock of the Issuer.

FWD Transactions

On March 20, 2015, FWD, LLC entered into an agreement with Techtronics Industries North America Inc. to purchase 30,600,778 shares of Common Stock of the Issuer from Techtronics Industries North America Inc.  Upon the closing of the transaction, 5,100,130 shares of Common Stock of the Issuer were distributed directly to Mr. Von Allmen.
On March 10, 2015, the Issuer issued to FWD, LLC a warrant, which is exercisable immediately and entitles FWD, LLC to purchase up to 250,000 shares of Common Stock at an exercise price of $0.21 per share, subject to certain anti-dilution and other customary adjustments provided under the warrant (the "FWD Warrant").  The warrant expires on March 31, 2019.  Mr. Von Allmen is entitled to 83,333 shares of the Common Stock issuable upon the full exercise of the FWD Warrant.

FWD, LLC holds a 6% secured convertible debenture issued by Issuer on March 10, 2015, in an original principal amount of $100,000, with a conversion price of $0.06 and a maturity date of March 31, 2018 (the "FWD Debenture").  The FWD Debenture is subject to certain anti-dilution and other customary adjustments provided under the documents.  Mr. Von Allmen is entitled to 555,556 shares of the Common Stock issuable upon the exercise in full of the conversion of the principal amounts due under the FWD Debenture.

On March 31, 2015, FWD, LLC acquired 5,201 shares of common stock of the Issuer upon payment in kind for $366.67 in interest on the FWD Debenture.  This portion of the FWD Debenture was exchanged at a rate of $0.070 per share of Common Stock of the Issuer.  Mr. Von Allmen beneficially owns 1,734 of these shares.

On June 30, 2015, FWD, LLC acquired 27,829 shares of common stock of the Issuer upon payment in kind for $1,516.67 in interest of the FWD Debenture.  This portion of the FWD Debenture was exchanged at a rate of $0.054 per share of Common Stock of the Issuer.  Mr. Von Allmen beneficially owns 9,276 of these shares.

On September 30, 2015, FWD, LLC acquired 76,667 shares of common stock of the Issuer upon payment in kind for $1,533.33 in interest of the FWD Debenture.  This portion of the FWD Debenture was exchanged at a rate of $0.020 per share of Common Stock of the Issuer.  Mr. Von Allmen beneficially owns 25,556 of these shares.

On December 31, 2015, FWD, LLC acquired 127,778 shares of common stock of the Issuer upon payment in kind for $1,533.33 in interest of the FWD Debenture.  This portion of the FWD Debenture was exchanged at a rate of $0.012 per share of Common Stock of the Issuer.  Mr. Von Allmen beneficially owns 42,593 of these shares.

On March 31, 2016, FWD, LLC acquired 79,825 shares of common stock of the Issuer upon payment in kind for $1,516.67 in interest of the FWD Debenture.  This portion of the FWD Debenture was exchanged at a rate of $0.019 per share of Common Stock of the Issuer.  Mr. Von Allmen beneficially owns 26,608 of these shares.

On June 30, 2016, FWD, LLC acquired 104,598 shares of common stock of the Issuer upon payment in kind for $1,516.67 in interest of the FWD Debenture.  This portion of the FWD Debenture was exchanged at a rate of $0.015 per share of Common Stock of the Issuer.  Mr. Von Allmen beneficially owns 34,866 of these shares.

On September 30, 2016, FWD, LLC acquired 104,598 shares of common stock of the Issuer upon payment in kind for $1,516.67 in interest of the FWD Debenture.  This portion of the FWD Debenture was exchanged at a rate of $0.015 per share of Common Stock of the Issuer.  Mr. Von Allmen beneficially owns 34,866 of these shares.

Item 4.  Purpose of the Transaction

 The information set forth in Item 3 hereof is incorporated herein by reference.

The shares of Common Stock reported herein as beneficially owned by the Reporting Persons are held for investment purposes.

Item 5.  Interest in Securities of the Issuer.

At the date of this filing, the Mrs. Von Allmen, D&L Partners and D&L Management are the beneficial owners of 34,250,379 shares of Common Stock of the Issuer, constituting approximately 9.7% of the outstanding Common Stock based on 331,138,203 shares of Common Stock outstanding as of December 20, 2016, plus the 5,079,412 shares of Common Stock issuable upon the exercise in full of the Warrants and 16,772,727 shares of Common stock issuable upon the exercise in full of the conversion of the principal amounts due under the Debentures.

At the date of this filing, Mr. Von Allmen is the beneficial owner of 40,164,896 shares of Common Stock of the Issuer, constituting approximately 11.4% of the outstanding Common Stock based on 331,138,203 shares of Common Stock outstanding as of December 20, 2016, plus the (i) 5,079,412 shares of Common Stock issuable upon the exercise in full of the Warrants; (ii) 16,772,727 shares of Common stock issuable upon the exercise in full of the Debentures (as described above in Item 3); (iii) 555,556 shares of Common Stock are issuable to Mr. Von Allmen upon the exercise in full of the conversion of the principal amounts due under the FWD Debenture; and (iv) 83,333 shares of Common Stock are issuable to Mr. Von Allmen upon the full exercise of the FWD Warrant.

Pursuant to Rule 13d-3(d)(1)(i) of the Exchange Act, the calculation of the number of shares of Common Stock outstanding does not include shares of Common Stock not outstanding which are subject to options, warrants, rights or conversion privileges held by parties other than the Reporting Persons.

Mr. Von Allmen and Mrs. Von Allmen have shared power, and D&L Partners and D&L Management each have sole power, to vote or direct the vote of and to dispose or direct the disposition of the 34,250,379 shares of Common Stock held by D&L Partners.  Mr. Von Allmen has the sole power to vote or direct the vote of and to dispose or direct the disposition of 5,100,130 shares of Common Stock of the Issuer held by Mr. Von Allmen.  Mr. Von Allmen has the sole power to vote or direct the vote of and to dispose or direct the disposition of 814,387 shares of Common Stock of the Issuer held by FWD, LLC.

The Reporting Persons have not effected any transactions in the Issuer's securities during the sixty (60) days preceding the filing of this Schedule 13D.  No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported herein.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of Issuer.

Other than as described above and in Items 3, 4 and 5, there are no contracts, arrangements, understandings or relationships with respect to the securities of the Issuer with the Reporting Persons.

Item 7.  Material to be Filed as Exhibits.

None.

Signatures

After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: December 20, 2016

        D&L Partners, L.P.
D&L Management Corp.

         /s/ Douglas Von Allmen
        Douglas Von Allmen

 /s/ Linda Von Allmen
        Linda Von Allmen